________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated January 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                47 Castle Street
                                Reading, England
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________
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EXPLANATORY NOTE: This Form 6-K is being filed to disclose a change in World
Gaming Plc's (the "Registrant") certifying independent accountant from Baker Tilly to HJ & Associates LLC ("HJ&A").

At an Audit Committee meeting of October 29, 2003 the Registrant sought tenders from no less than three accounting firms including Baker Tilly for continuing services. As a result of this process, the Audit Committee at a meeting on December 19, 2003 recommended that the Board of Directors engage HJ&A, a United States auditing and accounting firm as the Registrant's principal independent auditor for reporting purposes in the United States, with respect to the annual financial statements for the year ended December 31, 2003 and thereafter. With respect to the Registrant's United Kingdom reporting requirements, HJ&A will meet these requirements through its international affiliate network. HJ & Associates were principal auditors to the Registrant for three accounting periods prior to the year ending December 31, 2002.

HJ & Associates was subsequently engaged by the Board of Directors effective January 23, 2004 as the Registrant's principal independent auditor with respect to the annual financial statements for the year ended December 31, 2003 and thereafter.

As of January 23, 2004, the Registrant's auditor, Baker Tilly, resigned as its principal independent auditor. Baker Tilly audited the Registrant's financial statements for the financial year ended December 31, 2002.

The report of Baker Tilly on the Registrant's consolidated financial statements during the financial year ended December 31, 2002 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except as set forth in the next paragraph.

Baker Tilly's report on the consolidated financial statements of the Registrant at the year ended December 31, 2002 contained a separate paragraph stating:
"Fundamental uncertainty - Going concern

In forming our opinion, we have considered the adequacy of the disclosures made on page 22 of the Financial Statements concerning the group's ability to resolve its accumulated losses, negative working capital, deficit in shareholders' funds and substantial litigation, all of which raise substantial doubt about its ability to continue as a going concern. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect."

The particular disclosure in the Financial Statements stated:

"THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED USING APPLICABLE ACCOUNTING PRINCIPLES RELATING TO GOING CONCERN WHICH CONTEMPLATES THE REALISATION OF ASSETS AND LIQUIDATION OF LIABILITIES IN THE NORMAL COURSE OF BUSINESS. HOWEVER, THE COMPANY HAS ACCUMULATED SIGNIFICANT LOSSES, HAS NEGATIVE WORKING CAPITAL, A DEFICIT IN STOCKHOLDERS' EQUITY AND SUBSTANTIAL LITIGATION. ALL OF THESE ITEMS RAISE SIGNIFICANT DOUBT ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN.

SUBSEQUENT TO BALANCE SHEET DATE THE GROUP HAS TAKEN SIGNIFICANT STEPS TO DEAL WITH THESE CONCERNS AS FOLLOWS:

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      o  IT HAS IMPLEMENTED MEASURES TO GREATLY REDUCE OPERATING COSTS. AMONG
         THESE MEASURES ARE EFFORTS TO ELIMINATE NON-VALUE ADDED EXPENSES THROUGH THE CONSOLIDATION OF OPERATIONS AT ONE PRIMARY LOCATION AND A SIGNIFICANT REDUCTION IN THE COMPANY'S WORK FORCE.

      o IT IS NOW FOCUSSED PRIMARILY ON SUPPORTING ITS EXISTING CLIENT BASE WITH IMPROVED SERVICES AND PRODUCT OFFERINGS CURRENTLY BEING DEVELOPED.

      o FURTHER FINANCING HAS BEEN RECEIVED AND THE COMPANY MAY SEEK ADDITIONAL FUNDING FOR APPROPRIATE NEW INVESTMENT PROJECTS.

THE MANAGEMENT ARE OF THE VIEW THAT SUFFICIENT RESOURCES AND APPROPRIATE CONTROLS ARE NOW IN PLACE TO ALLOW THE BUSINESS STRATEGIES TO BE DEVELOPED WITH A VIEW TO RETURNING THE GROUP TO PROFITABILITY AND THAT THERE IS A REASONABLE EXPECTATION THAT THE GROUP WILL BE ABLE TO CONTINUE IN BUSINESS FOR THE FORESEEABLE FUTURE."

During the year ended December 31, 2002, the Registrant and Baker Tilly did not have any disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Baker Tilly would have caused it to make reference in connection with its report on the Registrant's financial statements to the subject matter of the disagreement.

During the year ended December 31, 2002 and the subsequent interim period in which Baker Tilly provided services, Baker Tilly has not advised the Registrant that:

    (a) the internal controls necessary for Registrant to develop reliable financial statements do not exist;

    (b) information has come to its attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by Registrant's management;

    (c) (1) the scope of its audit should be expanded significantly, or that information has come to its attention that if further investigated may
        (i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the financial periods subsequent to the date of the most recent financial statements covered by an audit report, or (ii) cause it to be unwilling to rely on Registrant management's representations or be associated with Registrant's financial statements; and (2) due to their resignation or for any other reason, Baker Tilly did not so expand the scope of its audit or conduct such further investigation; or

    (d) (1) information has come to its attention that materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the financial periods subsequent to the audit report issued for year ended December 31, 2002; and (2) due to the resignation the issue has not been resolved to the auditor's satisfaction prior to its resignation.

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Attached hereto as an exhibit to this Form 6-K is a copy of a letter from Baker
Tilly dated January 29, 2004 to the Securities and Exchange Commission relating to the change of the certifying accounting firms by the Registrant. The letter is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

WE MAKE CERTAIN FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOUR FOR FORWARD-LOOKING STATEMENTS. TO COMPLY WITH THE TERMS OF THE SAFE HARBOUR, WE NOTE THAT A VARIETY OF FACTORS COULD CAUSE OUR ACTUAL RESULTS AND EXPERIENCE TO DIFFER SUBSTANTIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN OUR FORWARD-LOOKING STATEMENTS. WHEN WORDS AND EXPRESSIONS SUCH AS: "BELIEVES," "EXPECTS," "ANTICIPATES," "ESTIMATES," "PLANS," "INTENDS," "OBJECTIVES," "GOALS," "AIMS," "PROJECTS," "FORECASTS," "POSSIBLE," "SEEKS," "MAY," "COULD," "SHOULD," "MIGHT," "LIKELY," "ENABLE" OR SIMILAR WORDS OR EXPRESSIONS ARE USED IN THIS DOCUMENT, AS WELL AS STATEMENTS CONTAINING PHRASES SUCH AS "IN OUR VIEW," "THERE CAN BE NO ASSURANCE," "ALTHOUGH NO ASSURANCE CAN BE GIVEN" OR "THERE IS NO WAY TO ANTICIPATE WITH CERTAINTY," FORWARD-LOOKING STATEMENTS ARE BEING MADE. THESE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE OF THIS DOCUMENT.

THE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISK AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES MAY AFFECT THE OPERATION, PERFORMANCE, DEVELOPMENT AND RESULTS OF OUR BUSINESS AND COULD CAUSE FUTURE OUTCOMES TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OUR FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON OUR CURRENT BELIEFS AS TO THE OUTCOME AND TIMING OF FUTURE EVENTS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD LOOKING STATEMENTS. FURTHER, SOME FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OF FUTURE EVENTS WHICH MAY NOT PROVE TO BE ACCURATE. THE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, THE RISKS AND UNCERTAINTIES REFERRED TO IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING OUR MOST RECENT FORM 20-F.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF FUTURE DEVELOPMENTS, EVENTS AND CONDITIONS OUTSIDE OF OUR CONTROL. NEW RISK FACTORS EMERGE FROM TIME TO TIME AND IT IS NOT POSSIBLE FOR US TO PREDICT ALL SUCH RISK FACTORS, NOR CAN WE ASSESS THE IMPACT OF ALL SUCH RISK FACTORS ON OUR BUSINESS OR THE EXTENT TO WHICH ANY FACTOR, OR COMBINATION OF FACTORS, MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE FORECAST IN ANY FORWARD-LOOKING STATEMENTS. GIVEN THESE RISKS AND UNCERTAINTIES, INVESTORS SHOULD NOT OVERLY RELY OR ATTACH UNDUE WEIGHT TO OUR FORWARD-LOOKING STATEMENTS AS AN INDICATION OF OUR ACTUAL FUTURE RESULTS.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    January 29, 2004

                                        WORLD GAMING PLC



                                        By:    /s/ A. Daniel Moran
                                               -----------------------
                                        Name:  Anthony Daniel Moran
                                        Title: CEO



                                        5
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                                  EXHIBIT INDEX


 Exhibit          Description of Exhibit
 -------          ----------------------

   1              Letter, dated January 29, 2004, from Baker Tilly to the SEC




                                        6
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                                                                       EXHIBIT 1

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

29 January 2004

Dear Sir or Madam:

We have read the information contained in the Form 6-K for the month of January, 2004, of World Gaming Plc (Commission File Number 0-32793) to be filed with the Securities and Exchange Commission and to which this letter will be attached as an exhibit, and are in agreement with the information contained therein, except that we are not in a position to independently verify that the change was ratified by the Audit Committee of World Gaming Plc on December 19, 2003.


Yours faithfully,

/s/ Baker Tilly


Baker Tilly